United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

March 8, 2019

COCA-COLA EUROPEAN PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

CHANGES TO DIRECTORS OF COCA-COLA EUROPEAN PARTNERS PLC

Coca-Cola European Partners plc (CCEP), announces that L. Phillip Humann and Curtis R. Welling have indicated that they do not intend to seek election to the Board at the Annual General Meeting (AGM) in May 2019. The Board has therefore appointed Dagmar Kollmann and Lord Mark Price to succeed them as Non-executive Directors with effect from the end of the AGM, subject to (i) receipt of the resignations of L. Phillip Humann and Curtis R. Welling and (ii)  their election at the AGM.

L. Phillip Humann was appointed as a Non-executive Director of Coca-Cola Enterprises, Inc. in 1992 and as a Director of CCEP in May 2016, when CCEP was created following the merger. He is Chairman of the Nomination Committee of CCEP and has been instrumental in planning the orderly succession of independent Non-executive Directors, ensuring the effective representation of public shareholders. His experience of major companies and his expertise in banking and finance, coupled with his leadership and consensus building skills, have been particularly important to the Board in the years since the merger.

Curtis R. Welling was appointed as a Non-executive Director of Coca-Cola Enterprises, Inc. in 2007 and as a Director of CCEP in May 2016. He has been a member of the Affiliated Transaction and Corporate Social Responsibility Committees of the Board since his appointment as a Director of CCEP. His finance and business leadership skills, coupled with a strong understanding of the impact of business on communities, have been particularly helpful to the Board during his tenure.

Now that CCEP has largely completed its post-merger integration and synergy programme and is moving into the next stage of its evolution, both L. Phillip Humann and Curtis R. Welling have decided the time is right to step down from the Board.

Dagmar Kollmann brings a wealth of experience in finance and international listed groups to the Board. She is Deputy Chairman of the Supervisory Board of Deutsche Pfandbriefbank and a Non-executive Director of Unibail-Rodamco-Westfield, Deutsche Telekom and KfW IPEX Bank. She is also a Commissioner in the German Monopolies Commission. Previously, she spent 14 years with Morgan Stanley, the last two of which she served as Country Head and CEO for Germany and Austria as well as a Member of the Board of Morgan Stanley International Ltd in London. Prior to joining Morgan Stanley, she was an Associate Director with UBS in London and began her career with Merrill Lynch Capital Markets, based in New York.

Lord Mark Price brings to the Board his substantial experience in retail, gained working for the John Lewis Partnership (the Partnership). He was Managing Director of Waitrose from 2007 to 2016 and Deputy Chairman of the Partnership from 2013 to 2016. Prior to this he held a number of roles within the Partnership, including Managing Director of Partnerships and Development, where he was responsible for developing the Partnership’s strategy, IT and development. He was a Non-executive Director and then Deputy Chairman of Channel 4, is a member of the Development Board of Lancaster University and is Chair of Trustees of Fairtrade. He is a member of the House of Lords and was Minister of State for Trade Policy from 2016 to 2018.

Sol Daurella, Chairman said, “On behalf of the Board, I would like to thank Phil and Curt for the significant contribution they have made to our business. They have supported us with diligence through the initial post-merger years and we wish them every success for the future. I would also like to welcome Dagmar and Mark. I look forward to working with them and the rest of the Board as we start the next chapter of CCEP’s story.”

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CONTACTS

Company Secretariat Clare Wardle T +44 20 7355 8406	Investor Relations Sarah Willett +44 7970 145 218	Media Relations Shanna Wendt T +44 7976 595 168

ABOUT CCEP

Coca-Cola European Partners plc is a leading consumer goods company in Western Europe, selling, making and distributing an extensive range of nonalcoholic ready-to-drink beverages and is the world's largest independent Coca-Cola bottler based on revenue. Coca-Cola European Partners serves a consumer population of over 300 million across Western Europe, including Andorra, Belgium, continental France, Germany, Great Britain, Iceland, Luxembourg, Monaco, the Netherlands, Norway, Portugal, Spain and Sweden. The Company is listed on Euronext Amsterdam, the New York Stock Exchange, Euronext London and on the Spanish stock exchanges, trading under the symbol CCEP. For more information about CCEP, please visit our website at www.ccep.com and follow CCEP on Twitter at @CocaColaEP.

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: March 8, 2019	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary

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